Exhibit (a)(1)(K)

FORM OF FORM OF REMINDER EMAIL TO ELIGIBLE EMPLOYEES
ABOUT THE OPTION EXCHANGE PROGRAM

Date:	[•], 2007
To:	Eligible Employees
From:	LogicVision, Inc.
Re:	Reminder About Option Exchange Program

The exchange offer for all eligible options is currently open and available to all eligible employees. As previously communicated, the exchange is scheduled to close at 5:00 p.m., U.S. Eastern Time, on March 8, 2007. Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form prior to 5:00 p.m., U.S. Eastern Time, on March 8, 2007.

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to LogicVision, Inc., 25 Metro Drive, San Jose, California 95110, Attention: Bruce M. Jaffe, Phone: (408) 453-0146, Email: optionexchange@logicvision.com.